


Corporate Governance Update
2016 Proxy Season

Dover Corporation Overview

We are a diversified global manufacturer delivering innovative equipment and components, specialty systems and support services

Company Overview

- Dover operates across four major segments organized around our key end markets

- This structure allows us to focus on executing growth strategies and provides opportunities to leverage scale and capitalize on productivity initiatives

Business Segments

 **Energy**

 **Engineered Systems**

 **Fluids**

 **Refrigeration & Food Equipment**

Nearly $7 billion in annual revenue

4 major operating segments

29 operating companies

26,000+ employees

FORTUNE 500 Company

60 years of entrepreneurial success

 

Strong Independent Board Leadership and Diverse Expertise

Our independent directors, led by our Independent Chair, have a diversity of experience that enables them to effectively carry out their oversight role on behalf of all our shareholders

Highly Independent Board



CEO
9%

Independent Chairman
& Directors
91%

All directors other than the CEO are independent

Effective Independent Chairman

✓ **Chairman of our Board is an independent director,** because we believe that having a Chairman independent of management provides strong leadership for the Board and helps ensure critical and independent thinking with respect to our strategy and performance

Directors Have Relevant Expertise for Dover

✓ **Audit and Corporate Governance,** including former advisors to leading companies and their boards on corporate governance matters, audit and financial reporting

✓ **Executive Leadership Experience,** including former CEOs and CFOs of global public companies

✓ **Strategic M&A,** including international acquisitions, post-merger integration, and portfolio restructuring

✓ **Global Operations and Management,** including cross-border transactions, global market entry and expansion, and implementation of operational efficiency

✓ **Strategy Development & Execution,** including capital allocation and strategic planning

✓ **Deep and Diverse Industry Knowledge,** including diversified manufacturing in many of the markets and product areas relevant to Dover's businesses



Highly Qualified and Engaged Board

Our Board consists of directors with multi-industry and multi-geographic experience whose diverse skills enable us to execute our strategic vision

 **Michael Johnston**
Board Chair as of 2016 AGM
Former CEO, President, and COO, Visteon

 **Robert Livingston**
President and CEO of Dover

Stephen Wagner
Gov. & Nom. Committee Chair



Richard Lochridge
Compensation Committee Chair
Retired President of Lochridge & Co.

Mary Winston
Audit Committee Chair
Former Executive VP and CFO, Family Dollar Stores

Stephen Wagner
Governance & Nominating Committee Chair
Former Senior Advisor, Corporate Governance, Deloitte & Touche

Experience: Deloitte & Touche

Center for Corporate Governance
- Senior Advisor (2009-11)
- Managing Partner (2005-09)

Peter Francis
Former President/CEO, J.M. Huber Corp.;
Managing Member, Mukilteo Investment Mgmt

Michael Stubbs
Managing Member, S.O.G. Investors

Innovation, Audit and Enterprise Risk
- Deputy Managing Partner (2002-07)

Assurance Practice
- Managing Partner
- 20+ years of experience

Kristiane Graham
Private investor

Stephen Todd
Former Global Vice Chairman, Ernst & Young Global Limited

Key Board Contributions

✓ **Driving board refreshment effort**
✓ **Leading shareholder engagement initiative**
✓ **Implemented proxy access**
✓ **Extensive background in finance & audit benefits Audit Committee**

Bernard Rethore
Former CEO and Pres., Flowserve

Keith Wandell
Former President and CEO, Harley-Davidson

 





Board's Responsiveness on Written Consent

Dover's Board conducted a thoughtful analysis and diligent approach to understanding our shareholders' views on written consent

2015 Annual Meeting	Internal Board Deliberations	Shareholder Engagement	Board Response	2016 Proxy Filed
May 2015	**June – Aug. 2015**	**Sept. 2015 – Jan. 2016**	**Nov. 2015 – Feb. 2016**	**March 2016**
✓ Precatory shareholder proposal requesting that Board allow shareholders to act by written consent received support from 51.9% of votes cast, which constituted 40.7% of outstanding shares ✓ *The shareholder proposal <u>did not propose a specified threshold level</u> to act by written consent*	✓ In light of support for shareholder written consent proposal, Board decided to engage with shareholders to solicit feedback on appropriate response, including a potential threshold level ✓ Board could not act unilaterally to implement written consent – charter amendment to implement written consent requires shareholder approval	✓ Conducted off-season engagement with shareholders owning >20% of outstanding shares ✓ Shareholders told us: — Written consent not needed – duplicative of existing special meeting right — If implemented, should not have low threshold — Comfortable with 25% threshold – matches special meeting threshold	✓ In light of support for shareholder proposal at 2015 AGM, Board acted to propose written consent charter amendment at 2016 AGM ✓ After deliberation, Board determined it would be in best interests of all shareholders to include threshold ✓ In consideration of feedback received from shareholders and review of market standards, Board determined that 25% threshold would be most appropriate ✓ *25% threshold for written consent is <u>same threshold used in Dover's existing special meeting right</u>*	✓ Management proposal to adopt written consent at 25% threshold on ballot for 2016 AGM

We ask that you vote <u>FOR All Directors</u> as the Board has been thoughtful in responding to shareholder feedback

5

DOVER 60 years Redefining what's possible

Board Reasoning for Structure of Responsive Written Consent Right

The 25% ownership threshold is reasonable and consistent with shareholder feedback

- The Board conducted a thoughtful, proactive process in response to the 2015 majority-supported shareholder proposal
- We engaged with shareholders collectively owning over 20% of outstanding shares to solicit feedback on the appropriate threshold
- The 25% threshold is consistent with direct shareholder feedback and aligned with market best practices
- The shareholder proposal did not specify any threshold to utilize written consent

Rationale for 25% Ownership Threshold

✓ Management proposal is in line with our shareholders' views. During off-season engagement, shareholders supported our proposal to establish written consent at a 25% threshold

✓ Requiring at least a quarter of shareholders to agree before written consent can be utilized limits the risk of subjecting all Dover shareholders to numerous written consent solicitations that may only be applicable to a relatively small number of shareholders, including those with special interests

— Considering concentrated shareholder base, a 25% threshold is appropriate

✓ An ownership threshold of 20-25% is most common and in most cases conforms to the threshold required to call a special meeting[1]

Market Statistics

✓ 30% of S&P500 companies have adopted written consent rights[2]

✓ Out of Dover's peer group[3], we would be the first to adopt written consent

[1] Sullivan & Cromwell's "2015 Proxy Season Review"
[2] Shark Repellent, referenced 4/12/16
[3] Dover-disclosed peer group, 2016 proxy statement (pg. 40)



Board is Committed to Shareholder Friendly Governance Practices

Our Board believes in sound corporate governance practices and maintaining an open dialogue with shareholders

Governance Best Practices
✓ Adopted proxy access following proactive shareholder engagement

✓ Separate Chairman and CEO roles

✓ All directors are independent, other than CEO

✓ Majority voting for directors

✓ Right to call special meeting at 25%

✓ Robust succession planning

✓ Annual Board and committee self-evaluations

✓ Comprehensive individual director evaluations

✓ Regular executive sessions of independent directors

✓ No shareholder rights plan

 

Dover Values Your Support at our 2016 Annual Meeting

2016 Dover management recommendations:

☑ **Election of <u>All</u> Dover Directors**

☑ **Ratification of Independent Accounting Firm**

☑ **Approval of Executive Officer Compensation**

☑ **Approval of Written Consent Right**

VOTE AGAINST Shareholder Proposal on Proxy Access

Dover Has Implemented Proxy Access

- **On February 11, 2016, our Board amended Dover's bylaws to implement a proxy access right for our shareholders**

  - ✓ Adoption followed **active consultation with our shareholders** and careful consideration by the Board of the appropriate bylaw terms. **Bylaw provisions reflect the emerging market standard:**

  - ✓ 3% holding for at least 3 years

  - ✓ Ability to nominate the greater of two individuals or 20% of the board

  - ✓ Aggregation of up to 20 shareholders

- **Dover believes this bylaw reflects shareholder feedback, follows market best practices, and creates a robust proxy access right that is in the best interests of Dover and its shareholders**

